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                                                               EXHIBIT 99.4


AmeriSource Health Corporation           C.D. Smith Healthcare, Inc.
300 Chester Field Parkway                3907 S. 48th Terrace, P.O. Box 789
Malvern, Pennsylvania 19355              St. Joseph, Missouri 64503



                                  June 22, 1999


                   SHAREHOLDERS OF C.D. SMITH HEALTHCARE, INC.

             Re: Proposed Merger between C.D. Smith Healthcare, Inc.
                 and AmeriSource Health Corporation
                 ----------------------------------------------------

Dear Shareholders:

          In connection with the proposed merger between C.D. Smith Healthcare, Inc. and AmeriSource Health Corporation, we would like to advise you of a change that will take place at the time of the consummation of the merger. Article VII of the merger agreement currently provides that Mr. Eric Farley will be the "Stockholder Representative" for the shareholders of C.D. Smith, and in this role, Mr. Farley is authorized to give and receive notices and communications on behalf of C.D. Smith's shareholders and to authorize delivery to AmeriSource any shares of AmeriSource common stock required to be delivered to AmeriSource from the escrow funds.

          Due to personal reasons, Mr. Farley has decided to withdraw from this role. Therefore, prior to the effective time of the merger we intend to amend the merger agreement to name Mr. Robert Orr as the Stockholder Representative.

          We are excited about the proposed merger between C.D. Smith and AmeriSource and hope that you share our belief that combining the operations of the companies will enhance the performance of both C.D. Smith and AmeriSource. We look forward to the shareholders' meeting on July 7, 1999, and hope that you will vote FOR the proposed merger.

Sincerely,                                 Sincerely,



R. David Yost                              Robert C. Farley
President and Chief Executive Officer      Chairman of the Board, President and
AmeriSource Health Corporation             Chief Executive Officer
                                           C.D. Smith Healthcare, Inc.